Exhibit 99.1

Crane Co.	NEWS

Contact:

Pamela Styles

Director, Investor Relations and

Strategic Planning

203-363-7352

www.craneco.com

CRANE CO. ANNOUNCES AGREEMENT TO ACQUIRE SIGNAL TECHNOLOGY CORPORATION

STAMFORD, CONNECTICUT—April 16, 2003—Crane Co. (NYSE:CR) and Signal Technology Corporation (NASDAQ:STCO) today announced that they have executed a merger agreement under which a subsidiary of Crane Co. will make a cash tender offer to acquire all of the outstanding shares of Signal Technology Corporation at a purchase price of $13.25 per share. The purchase price of $13.25 per common share represents a 17.6% premium over the closing price on April 15, 2003 and a 29.4% premium over the average closing price since the beginning of the year. The aggregate consideration for the outstanding Signal Technology shares (including the cash settlement of in-the-money options) will be approximately $153 million or approximately $135 million taking into account net cash at December 31, 2002.

Under separate agreements, certain directors and officers of Signal have agreed to tender their shares of Signal Technology into the offer.

Signal Technology, headquartered in Danvers, Massachusetts, is a leading manufacturer of highly engineered state-of-the-art power management products and electronic radio frequency (“RF”) and microwave frequency components and subsystems for the defense, space and military communications markets. The Company supplies many U.S. Department of Defense prime contractors and foreign allied defense organizations with products designed into systems for missile, radar, aircraft, electronic warfare, intelligence and communication applications. Examples of some programs supplied include: Tomahawk, Patriot and PAC-3 missile systems; F-22, F-18 and F-16 fighters; B1B bomber; C17 transport; Apache Longbow helicopter; and Airborne Warning and Controls (AWAC) and E2C electronic surveillance and mission control aircraft. The Company’s proven expertise in RF, microwave, and power management products is supported by its strong R&D and engineering focus as well as government-qualified manufacturing capabilities.

Signal Technology 2002 annual sales were approximately $87 million. The Company has 4 manufacturing facilities located in the United States and approximately 545 employees, including 90 highly skilled engineers. The operations will be integrated with Crane’s Aerospace Electronics business. For more information about Signal Technology, please visit the Company’s web site www.sigtech.com.

“This acquisition will significantly expand our capabilities and market presence in the defense electronics markets and nearly doubles the size of the Crane Aerospace Electronics business. Strong synergies between our two businesses in the form of complementary technology, broader product offerings, expanded customer base and more efficient utilization of our manufacturing facilities will drive value for our shareholders and our customers. We expect Signal will be modestly accretive in the first year of ownership and accretive to our 2004 earnings by approximately $0.10 per share,” said Eric Fast, President and CEO of Crane Co.

George Lombard, Chairman and CEO of Signal Technology said, “The employees of Signal Technology are very pleased about becoming a part of Crane Co. We believe this transaction will not only benefit our existing customers, but will also provide an excellent opportunity for profitable expansion of the business.”

The acquisition is subject to the satisfaction of customary conditions, including review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. A wholly owned subsidiary of Crane Co. will commence the tender offer as soon as practicable, with the condition that at least a majority of Signal Technology shares are tendered in the offer. Any remaining outstanding shares of Signal Technology will be purchased at the same price of $13.25 per share through a cash merger after conclusion of the tender offer. The transaction is expected to be completed in the second quarter of 2003.

Crane Co. is scheduled to hold a conference call for financial analysts to discuss its first quarter earnings performance tomorrow, Thursday April 17, 2003 at 10:00 a.m. (Eastern) and will include discussion of this acquisition on the call. The conference call will be simultaneously web cast in a listen-only mode via the Company’s website www.craneco.com. A replay of the conference call webcast will be available on the company web site following the completion of the call.

This press release is for informational purposes only. It does not constitute an offer to purchase shares of Signal Technology or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission (“SEC”). When the offer is commenced, Crane Co. will file tender offer materials with the SEC and Signal Technology will file a solicitation/recommendation statement with the SEC. The tender offer materials and the solicitation/recommendation statement will be mailed directly to Signal Technology shareholders. These materials, when available, may also be obtained by directing such request to Crane Co., 100 First Stamford Place, Stamford, CT 06902, Attention: Investor Relations, telephone (203) 363-7352, or to Georgeson, which is acting as Information Agent with respect to the offer, at 17 State Street, 10th Floor, New York, NY 10004, toll-free 800-678-9601. These materials will also be available free of charge on the SEC’s web site, www.sec.gov when filed, as well as on the Crane Co. web site, www.craneco.com. These materials contain important information and Signal Technology shareholders are advised to read them before making any decision with respect to the offer.

Crane Co. is a diversified manufacturer of engineered industrial products. Crane Co. is traded on the New York Stock Exchange (NYSE:CR). Crane Aerospace Group is a Crane Co. Group which includes Hydro-Aire, Eldec, Lear Romec, Resistoflex, Interpoint and General Technology Corporation. For more information about Crane Co. and its Aerospace businesses visit the company web sites www.craneco.com and www.craneaerospace.com.

This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance, and assumptions or judgments concerning such performance. Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements. Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.